EXHIBIT 14.1

FIRST WEST VIRGINIA BANCORP, INC.

CODE OF CONDUCT & ETHICS

Policy Statement

It is the Policy of First West Virginia Bancorp, Inc. to comply fully with all laws, rules and regulations that apply to our business activities. Strict adherence to these laws, rules and regulations is an essential requirement for each director, officer and employee of the Corporation (hereinafter “Personnel”). Each director, officer and employee must adhere to this Code of Conduct & Ethics and be aware of the applicable laws that are important to our business.

It is the policy of First West Virginia Bancorp, Inc. that its employees and representatives shall not participate in or condone criminal activity directly or indirectly, in any form. All employees shall report promptly any suspected illegal activity. In addition, employees who break the law will be subject to reprimand, including termination.

First West Virginia Bancorp, Inc. does not tolerate retribution against employees who, in good faith, report suspected violations of law. Employees who retaliate against others who report suspected criminal activity or violations will themselves be subject to immediate discipline.

Please discuss any questions you may have regarding this Code of Conduct & Ethics with your supervisor or any member of the Audit Committee. The Audit Committee is responsible for overseeing the implementation of the Code of Conduct & Ethics and to report improper conduct, as provided in the Code of Conduct & Ethics.

General Guidelines for Corporate Conduct

The following general principles and rules broadly apply to all Personnel regardless of the position he or she holds with First West Virginia Bancorp, Inc.

1.	Personnel should always conduct all aspects of the Corporation’s business in an ethical manner.

2.	Any Personnel in a supervisory role is responsible for the conduct of employees reporting to him or her.

3.	The conduct of all Personnel with customers, the general public, the media and other Personnel must reflect the highest standards of honesty, integrity and fairness.

4.	Personnel must always cooperate fully in any investigation of misconduct.

The following rules and guidelines for business conduct address specific activities that our Personnel may be called upon to undertake from time to time on behalf of First West Virginia Bancorp, Inc. However, because no code could cover every possible question of business activity you should raise any questions or doubts about specific instances or aspects of business conduct with your supervisor or the Chairman of the Audit Committee.

In addition, the Chief Executive Officer, Chief Financial Officer and other senior officer(s) will:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.
•	Provide information that is accurate, complete, objective, relevant, timely and understandable.
•	Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.
•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.
•	Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose.
•	Confidential information acquired in the course of one’s work will not be used for personal advantage.
•	Share knowledge and maintains skills important and relevant to business needs.
•	Proactively promote and be an example of ethical behavior as a responsible person among peers, in the work environment and the community.
•	Achieve responsible use of and control over all assets and resources employed or entrusted.

Business Information and Records

Personnel shall always record information accurately, honestly and in accordance with all relevant accounting, recordkeeping and document retention standards. No Personnel is ever authorized to enter or maintain false or misleading information in corporate books, records or reports. No circumstances justify the keeping of “off-the-books” accounts in any form, particularly accounts established to facilitate or disguise questionable or illegal payments.

Personnel in possession of corporate records are responsible for the use and safekeeping of them and shall take all reasonable and prudent measures to safeguard the privacy of employees, customers, and individuals with respect to information contained in such records.

Personnel shall safeguard all confidential or proprietary interests of the Corporation in its business and financial information.

Conflicts of Interest

Personnel shall avoid any situation in which their personal interests conflict with those First West Virginia Bancorp, Inc. Employees shall take every reasonable step to promptly disclose to his or her supervisor or the Chairman of the Audit Committee, any business or financial interest or relationship of the employee (including his or her immediate family or household), which might interfere with the best interests of the Corporation.

Trading in Company Stock by Employees

A.	General Restrictions Against Insider Trading. No employee, officer or director shall purchase any First West Virginia Bancorp, Inc. stock or exercise company options while in the possession of material non-public information (MNPI) concerning the company. In general, information will be considered material if a reasonable investor would consider it important in making his or her investment decision. Such would include, for example, earnings results, acquisitions, divestitures, or pending changes in corporate control.

B.	Blackout Periods. In addition to the general prohibition against trading in company stock and while in the possession of MNPI, the company has a policy prohibiting all employees, officers and certain third parties from buying or selling stock or exercising company options, during company “black-out” periods.

The company plans to release its financial results, including its earnings, to the public about four weeks after the end of each quarter. Since this is particularly sensitive information, it is the policy of the company that an employee may buy or sell stock on the first day of the last month of a quarter and ending 72 hours after the earnings release is disseminated. Thus, for example, no employee should buy or sell stock in the open market from December 1 through three days after the December 31 results have been released in late January. The same restrictions will apply with respect to each of the other fiscal quarters.

Reporting Requirements and Hotline

It is the responsibility of every director, officer, and employee of First West Virginia Bancorp, Inc. to immediately report to their supervisor or to the Chairman of the Audit Committee, illegal, unethical or other improper conduct that he or she has knowledge, including any violation of this Code of Conduct & Ethics whether the improper conduct was committed by an employee of the Corporation, or any other individual or business entity.

Disciplinary Action

Appropriate disciplinary action will be taken promptly against any director, officer or employee, who has violated any applicable federal, state or local law or regulation, or any violation of this Code of Conduct & Ethics or any future version of this Code. Among other things, directors, officers and employees of the Corporation may be disciplined for:

•	Committing, authorizing, or directing an illegal act.
•	Failing to exercise proper compliance oversight or tolerating illegal conduct, if acting as of another employee of the Corporation.
•	Failing to report illegal business conduct of which he or she directly knows or observes.
•	Discouraging another director, officer, or employee from reporting a violation of law or the Company’s Code of Conduct & Ethics.
•	Improperly disclosing the identity of a person who reports a violation of this Code of Conduct & Ethics.
•	Retaliating or condoning retaliation against any director, officer, or employee of First West Virginia Bancorp, Inc. who reports such a violation.

As examples, the following are not valid excuses for failing to comply with the law and/or the Code of Conduct & Ethics and, as such, will not avoid disciplinary measures:

•	“A supervisor demanded that I do the illegal, unethical or improper act.”
•	“I thought the conduct was standard practice in our business.”
•	“It was a business necessity because it would have cost more to act properly.”
•	“I misinterpreted the law or this Code and did not seek the advice of the Audit Committee.”

Other Laws

This Code of Conduct & Ethics does not attempt to summarize all of your responsibilities. Questions about your responsibilities not specifically addressed by this Code of Conduct & Ethics should be directed to the Chairman of the Audit Committee or your supervisor.